Mail Stop 03-05

      February 2, 2005


Via U.S. Mail

Robert E. Sigler
Chief Financial Officer
Universal Truckload Services, Inc.
11355 Stephens Road
Warren, MI  48089

Re: 	Universal Truckload Services, Inc.
	Form S-1, Amendment No. 3 filed on January 31, 2005
	File No. 333-120510

Dear Mr. Sigler,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Unaudited Pro Forma Combined Statement of Income, page 28
1. We note your response to our previous comment 8a, but still feel the calculation of the adjustment is not readily apparent from the explanation presented. Specifically, from the explanation provided, it appears to us that the calculation should consider all compensation paid under the consulting agreement until August 2005 as
$10,000 per month. From the calculation provided in your response, however, it appears you have taken the assumed term of the consulting arrangement and applied that term as if it had started on January 1,
2003. That is, your response appears to indicate that Mr. Fonzi will receive 12 months compensation at $10,000 per month, and $5,000 per month for 36 months thereafter. If our understanding of the calculation is correct, please revise your explanation of the terms of the compensation package to discuss time periods (number of months), not dates.
2. Refer to our prior comment 8b. Please revise the reconciliation of pro forma average common shares outstanding in explanation (f) on pages 30 and 34 to include the assumed issuance price used in your calculation. Similar disclosure throughout your filing should also be revised.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Amy Geddes at (202) 942-2885 or Margery Reich at (202) 942-1839 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 824-5537 or me at (202) 942-2936 with any other questions.


      Regards,


Sara W. Dunton
      Branch Chief


cc:	William B. Brentani, Esq.
      Simpson Thacher & Bartlett LLP
	via facsimile:  650-251-5002
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Robert E. Sigler
Universal Truckload Services, Inc.
Page 1